Exhibit 99.1

Uxin Reports Unaudited First Quarter of Fiscal Year 2021 Financial Results

BEIJING, September 8, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced its unaudited financial results for the quarter ended June 30, 2020.

Highlights for the Quarter Ended June 30, 2020

•                      2C transaction volume was 3,887 units for the three months ended June 30, 2020, compared with 24,585 in the same period last year.

•                      2C GMV1 was RMB426 million for the three months ended June 30, 2020, compared with RMB2,864 million in the same period last year.

•                      Total revenues were RMB62.2 million (US$8.8 million) for the three months ended June 30, 2020, compared with RMB389.3 million in the same period last year.

•                      2C revenue was RMB51.7 million (US$7.3 million) for the three months ended June 30, 2020, compared with RMB341.0 million in the same period last year.

•                      Gross margin was negative 28.4% for the three months ended June 30, 2020, compared with a gross margin of 55.9% in the same period last year.

•                      Loss from continuing operations was RMB128.4 million (US$18.2 million) for the three months ended June 30, 2020, compared with RMB223.2 million in the same period last year.

•                      Non-GAAP adjusted loss from continuing operations was RMB133.0 million (US$18.8 million) for the three months ended June 30, 2020, compared with RMB196.1 million in the same period last year.

•                      Net loss from continuing operations was RMB152.4 million (US$21.6 million) for the three months ended June 30, 2020, compared with RMB240.8 million in the same period last year.

•                      Non-GAAP adjusted net loss from continuing operations was RMB157.1 million (US$22.2 million) for the three months ended June 30, 2020, compared with RMB213.7 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “In the recent two quarters, while the COVID-19 pandemic continued to negatively impact the overall economy, we successfully completed the divestiture of our loan facilitation business and relieved ourselves of the historical guarantee liabilities that weighed on our core business. The financial impact of divesting the loan facilitation business, principally settling its financial guarantees and divesting the B2B business was and will continue to be reflected in our financial statements for the quarters ended June and September 30, 2020.”

1  GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

“Under the previous financing-driven approach, we experienced rapid transaction volume growth, but we were also weighed down by taking on significant underlying credit risk from the guarantee liabilities which ultimately placed constraints on our cashflow. With this impediment behind us, we have entered into a new phase of development as a transaction-oriented online used car dealer, focusing squarely on offering high-quality value-for-money used cars and premium purchasing services. We believe that our focus on continuously enhancing used car quality and purchasing services is the best way to gain more customer trust and word-of-mouth referrals. Although this approach requires more time to achieve optimal scale, we believe it is key for maintaining our long-term competitive advantages and achieving sustainable growth. In order to create the best value and experience across the entire value chain for our customers, we upgraded our used car transaction process and migrated every sales step online. In transforming our business, the strategic focus has been on selecting value-for-money used cars from across the country, ensuring the highest standards of quality by careful inspection, simplifying our pricing structure, offering professional consulting and purchasing services in a timely fashion from our online sales consultants, working with more financing partners to offer diversified used car finance products and improve overall loan approval rates for our customers, and making the purchasing process more convenient and efficient for our customers. So far, our efforts have translated into better customer satisfaction and greater trust in the Uxin brand.”

Mr. Dai added, “To further enhance the customer experience, we will begin to build our own inventory of used cars this month so as to better control our supply chain for used cars and deliver higher transaction certainty to our customers. As we move up the supply chain and access used cars at more favorable acquisition prices, we will have greater flexibility in offering more competitive pricing to customers. In contrast to the local offline dealers’ traditional way of acquiring inventory based only on individual experience and user case, we will procure used cars by analyzing the extensive user behavioral, used car and transactional data aggregated on our platform over the years. This will enable us to selectively build our inventory based on our proprietary assessment of customer preference, a car’s value-for-money performance and real-time market dynamics and trends. In addition, we will offer refurbishments as a new service by reconditioning our cars to a like-new condition before handing it over to our customers, another key step in ensuring the best overall purchasing experience. We believe that our data-driven and quality-focused inventory strategy will further enhance customer satisfaction while enabling us to potentially achieve a fast inventory turnover. This will be another significant milestone for us in solidifying our position as China’s leading national online dealer who is committed to offering high-quality value-for-money used cars and premium services.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “In completing the online transformation of our transaction process, we have also restructured our costs and expenses to adapt to the new business and service model. We now have a streamlined inventory sourcing and car inspection team, online sales consultant team and back-office support teams, and higher customer satisfaction and more word-of-mouth referrals that translate into more organic traffic and lower need for external traffic acquisition.  All these factors will enhance our long-term operational efficiency as we achieve greater scale over time.”

Mr. Zeng added, “Since May of this year, the used car tax cut in China means that dealers only need to pay 0.5% of used car sales as VAT, so we now have a more accommodative fiscal environment to operate within as a used car dealer. We will work with financial institutions in the form of inventory financing to selectively build our own inventory, so that it will allow us to adequately manage our cashflow. Accessing used cars at more attractive acquisition costs by moving up the supply chain will not only reinforce our control over inventory, but also improve our ability to drive margin expansion over the long run. We believe that this revamped inventory strategy will better position us to generate long-term value for our shareholders while maximizing customer value and experience.”

Financial Results for the Quarter Ended June 30, 2020

Total revenues were RMB62.2 million (US$8.8 million) for the three months ended June 30, 2020, compared with RMB389.3 million in the same period last year. The decrease was primarily due to decreases in 2C transaction volume and GMV as a result of the economic downturn caused by the COVID-19 pandemic as well as the lead time that the Company needs to fully ramp up its upgraded transaction process.

2C revenue was RMB51.7 million (US$7.3 million) for the three months ended June 30, 2020, compared with RMB341.0 million in the same period last year. 2C online used car transaction volume was 3,887 units for the three months ended June 30, 2020, compared with 24,585 units in the same period last year; and corresponding 2C GMV was RMB426 million, compared with RMB2,864 million in the same period last year.

•                      Commission revenue was RMB28.6 million (US$4.0 million) for the three months ended June 30, 2020, compared with RMB178.9 million in the same period last year. The decrease was primarily due to decreases in transaction volume and GMV. Commission rate2 expanded slightly to 6.7% for the three months ended June 30, 2020 from 6.2% in the same period last year as a result of the Company’s continuous efforts to offer a nationwide selection of best value-for-money used cars as well as quality transaction services to consumers.

•                      Value-added service revenue was RMB23.1 million (US$3.3 million) for the three months ended June 30, 2020, compared with RMB162.1 million in the same period last year. The decrease was primarily due to decreases in transaction volume and GMV. VAS take rate3 decreased slightly to 5.4% for the three months ended June 30, 2020 from 5.7% in the same period last year as a result of pricing adjustment during the COVID-19 period.

Other revenue4 was RMB10.5 million (US$1.5 million) for the three months ended June 30, 2020, compared with RMB48.3 million in the same period last year. The decrease was mainly due to the divestiture of the Company’s salvage car related business in January 2020.

Cost of revenues was RMB 79.9 million (US$11.3 million) for the three months ended June 30, 2020, representing a decrease of 53.5% from RMB171.7 million in the same period last year. The decrease was primarily due to a decrease in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services, as well as a decrease in fulfillment cost due to a decrease in transaction volume.

Gross margin was negative 28.4% for the three months ended June 30, 2020, compared with a gross margin of 55.9% in the same period last year.

Total operating expenses were RMB151.4 million (US$21.4 million) for the three months ended June 30, 2020. Total operating expenses excluding the impact of share-based compensation were RMB156.1 million.

2  Commission rate is measured by 2C commission revenue divided by 2C GMV.

3  VAS take rate is measured by 2C VAS revenue divided by 2C GMV.

4  Other revenue mainly consists of revenue streams from advertising and the selling of sales leads in relation to consumers who want to sell their existing cars.

•                      Sales and marketing expenses decreased by 60.6% year-over-year to RMB115.8 million (US$16.4 million) for the three months ended June 30, 2020. The decrease was mainly due to a decrease in salaries and benefits expenses as a result of the adoption of a flexible workload-based staffing program and some termination of employment contracts resulting from the Company’s business model upgrade as well as a decrease in traffic acquisition cost. Sales and marketing expenses excluding the impact of share-based compensation were RMB110.7 million.

•                      General and administrative expenses decreased by 29.0% year-over-year to RMB86.9 million (US$12.3 million) for the three months ended June 30, 2020. The decrease was mainly due to a decrease in salaries and benefits as a result of the adoption of a flexible workload-based staffing program and some termination of employment contracts resulting from the Company’s business model upgrade as well as a decrease in share-based compensation expenses and partially offset by severance costs as a result of some termination of employment contracts and a goodwill impairment of RMB9.5 million recorded in the reported quarter. General and administrative expenses excluding the impact of share-based compensation were RMB97.7 million.

•                      Research and development expenses decreased by 28.5% year-over-year to RMB22.8 million (US$3.2 million) for the three months ended June 30, 2020. The decrease was primarily due to a decrease in salaries and benefits expenses as a result of the adoption of a flexible workload-based staffing program and some termination of employment contracts resulting from the Company’s business model upgrade. Research and development expenses excluding the impact of share-based compensation were RMB23.9 million.

•                      Gain from guarantee liabilities was nil for the three months ended June 30, 2020. The Company incurred guarantee liabilities associated with the remaining guarantee obligations from its historically-facilitated loans that were not transferred to Golden Pacer. The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for the under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within “provision for credit losses”; and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within “other operating income”.

•                      Provision for credit losses, net was RMB74.0 million (US$10.5 million) for the three months ended June 30, 2020. The reversals of provision for credit losses were primarily due to a release of guarantee liabilities of RMB86.0 million as a result of a supplemental agreement reached between the Company and one of its major financing partners in April 2020 with regards to the Company’s historically-facilitated loans. Pursuant to this supplemental agreement, this financing partner agreed to set a cap on the amount of cash the Company would use to fulfil its guarantee liabilities with this financing partner from 2020 to 2022.

Loss from continuing operations was RMB128.4 million (US$18.2 million) for the three months ended June 30, 2020, compared with RMB223.2 million in the same period last year.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB133.0 million (US$18.8 million) for the three months ended June 30, 2020, compared with RMB196.1 million in the same period last year.

Net loss from continuing operations was RMB152.4 million (US$21.6 million) for the three months ended June 30, 2020, compared with RMB240.8 million in the same period last year.

Non-GAAP adjusted net loss from continuing operations which excludes the impact of share-based compensation was RMB157.1 million (US$22.2 million) for the three months ended June 30, 2020, compared with RMB213.7 million in the same period last year.

As of June 30, 2020, the Company had cash and cash equivalents of RMB240.8 million (US$34.1 million).

Liquidity

The COVID-19 pandemic has caused a general slowdown in economic activity, and the weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. These factors have materially and adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, the impact of the pandemic may continue to create significant challenges and uncertainties for the market environment as the COVID-19 pandemic is still evolving and its full impact will still depend on future developments. As a result, the full impact of COVID-19 pandemic on the Company cannot be precisely determined at this time.

In response to the current economic situation, the Company has taken actions to improve its liquidity and cash position. As disclosed in the earnings release for the quarter ended March 31, 2020, the Company entered into a modified supplemental agreement in July 2020 with a financing partner to settle its remaining guarantee liabilities associated with historically-facilitated loans. Under the modified supplemental agreement, the Company is able to settle its obligations by making installment payments through 2025, which will reduce the Company’s cash outflow commitments over the next few years. In addition, the Company entered into agreements with one of its convertible note holders in July 2020 to convert the notes into the Company’s Class A ordinary shares, and thereby eliminate the obligation to repay the notes. With these agreements in place, the Company’s immediate liquidity position has been significantly improved. Looking forward, the Company continues to negotiate cooperation with alternative financing partners who can provide more choices for financing solutions for the Company’s customers when buying a car. The Company is also actively working on several other financing projects to further improve liquidity and cash position. The Company has also controlled its cash outflows by bringing down overall costs and expenses through the upgrade of its used car transaction process and migration of every sales step online as well as its streamlined business operations.

However, the continuing impact of the COVID-19 pandemic continues to create significant challenges and uncertainties for the market environment, which could continue to negatively impact the demand for used cars. Also, the Company’s business plan includes several significant assumptions. These assumptions include the increasing demand for used cars over the next twelve months, the successful implementation of the Company’s program to build used car inventory, the ability to successfully negotiate with financing partners and the ability to control costs and outgoing cash flows. In addition, the financing projects that the Company is working on are subject to certain uncertainties. These conditions and uncertainties cast substantial doubt on the Company’s ability to pay obligations as they become due over the next twelve months, which would impact the Company’s ability to continue as a going concern. With the COVID-19 pandemic evolving continuously, if the Company is successful in the aforementioned business plan and the ongoing development of the financing projects, management believes that the Company will have sufficient liquidity for at least the next twelve months of operations.

Business Outlook

From September 2020, the Company is going to build its own used car inventory. The Company has started to select “value-for-money” used cars in the market, procure these cars and arrange for reconditioning and refurbishment to upgrade them to a like-new condition before selling them to customers. The Company is currently assessing relevant revenue recognition in accordance with ASC 606 for selling its own inventory. For the three months ended September 30, 2020, taking into account the continuous impact of the COVID-19 pandemic, upgrade progress of the Company’s business model and the completed business divestitures, and excluding the revenues to be recognized under selling its own inventory starting from September 2020, Uxin expects total revenues from continuing operations to be in the range of RMB33 million to RMB35 million, which include commission revenue, value-added service revenue and other revenue. If taking into consideration part of the Company’s revenues to be recognized under selling its own inventory, for which a portion of revenues generated in September 2020 may be recognized on a gross basis, the Company expects total revenues from continuing operations for the three months ended September 30, 2020 to rise to a range of RMB65 million to RMB70 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions and is based upon the current situation and uncertainties associated with the COVID-19 pandemic, which are subject to change. This forecast is also based on the Company’s preliminary accounting assessment of such inventory-owning business model, which may be subject to refinement or revision.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on September 8, 2020 U.S. Eastern Time (8:00 PM on September 8, 2020 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2587769. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until September 15, 2020. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	2587769

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. With its offerings of high-quality used cars and premium services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from continuing operations, adjusted net (loss)/income from continuing operations and adjusted net (loss)/earnings from continuing operations per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net (loss)/income from continuing operations as net (loss)/income from continuing operations excluding share-based compensation. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net (loss)/income from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, representing the index rate as of June 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Eric Yuan

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive (Loss)/Income

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Commission revenue	178,901	28,582	4,046
- Value-added service revenue	162,054	23,131	3,274
Others	48,343	10,515	1,488
Total revenues	389,298	62,228	8,808

Cost of revenues	(171,693)	(79,912)	(11,311)
Gross profit/(loss)	217,605	(17,684)	(2,503)

Operating expenses
Sales and marketing	(293,664)	(115,750)	(16,383)
General and administrative	(122,369)	(86,898)	(12,300)
Research and development	(31,897)	(22,805)	(3,228)
Gain from guarantee liabilities	7,147	—	—
Provision for credit losses, net (i)	—	74,022	10,477
Total operating expenses	(440,783)	(151,431)	(21,434)

Other operating income (ii)	—	40,752	5,768

Loss from continuing operations	(223,178)	(128,363)	(18,169)

Interest income	3,988	1,136	161
Interest expenses	(26,440)	(28,969)	(4,100)
Other income	5,853	1,897	269
Other expenses	(5,425)	(4,097)	(580)
Foreign exchange losses	76	274	39
Gain from disposal of investments, net	28,257	—	—
Impairment of long-term investment	(37,775)	—	—
Loss from continuing operations before income tax expense	(254,644)	(158,122)	(22,380)
Income tax credit/(expense)	5,632	(32)	(5)
Equity in income of affiliates	8,207	5,754	814
Net loss from continuing operations, net of tax	(240,805)	(152,400)	(21,571)
Less: net loss attributable to non-controlling interests shareholders	(346)	(5)	(1)
Net loss from continuing operations, attributable to UXIN LIMITED	(240,459)	(152,395)	(21,570)

Discontinued operations
Net (loss)/income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the three months ended June 30,2020) (iii)	(124,930)	295,744	41,860
Income tax expense	(268)	—	—
Net (loss)/income from discontinued operations	(125,198)	295,744	41,860
Net (loss)/income from discontinued operations attributable to UXIN LIMITED	(125,198)	295,744	41,860

Net (loss)/income	(366,003)	143,344	20,289
Less: net loss attributable to non-controlling interests shareholders	(346)	(5)	(1)
Net (loss)/income attributable to UXIN LIMITED	(365,657)	143,349	20,290

Net (loss)/income attributable to ordinary shareholders	(365,657)	143,349	20,290

Net (loss)/income	(366,003)	143,344	20,289
Foreign currency translation	(12,859)	1,687	239

Total comprehensive (loss)/income	(378,862)	145,031	20,528
Less: total comprehensive loss attributable to non-controlling interests shareholders	(346)	(5)	(1)
Total comprehensive (loss)/income attributable to UXIN LIMITED	(378,516)	145,036	20,529

Net (loss)/income attributable to ordinary shareholders	(365,657)	143,349	20,290

Weighted average shares outstanding — basic	882,761,118	891,184,665	891,184,665
Weighted average shares outstanding — diluted	882,761,118	1,179,129,118	1,179,129,118

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.27)	(0.17)	(0.02)
Discontinued operations	(0.14)	0.33	0.05

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.27)	(0.17)	(0.02)
Discontinued operations	(0.14)	0.27	0.04

(i) The reversals of provision for credit losses were primarily due to a release of contingent guarantee liabilities of RMB86.0 million as a result of a supplemental agreement with WeBank signed in April 2020. Pursuant to the supplemental agreement, WeBank agreed to set a cap on the amount of cash we would use to fulfil our guarantee liabilities with WeBank from 2020 to 2022.

(ii) We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”) effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as “gain or loss from guarantee liabilities”.

After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within “other operating income” and the relevant credit losses of guarantee liabilities are recorded within “provision for credit losses”.

(iii) We recorded an additional impairment of RMB420.0 million during the reported quarter due to the ongoing negative impact from the COVID-19 pandemic and the continuously deteriorated quality of the underlying pre-transferred net assets.

On April 23, 2020, we entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture of loan facilitation business. Pursuant to the agreements, we were required to pay Golden Pacer an additional amount of RMB14.7 million as additional deposit put with XW Bank to settle relevant historical loans, and as a result, we recoginzed a disposal loss from the divestiture of the loan facilitation business. We divested our B2B online used car auction business on April 14, 2020 for a total consideration of US$105 million, and we recognized a disposal gain of RMB736.0 million from the divestiture of the B2B business. The net amount of disposal loss and disposal gain was RMB721.2 million presented in the Discontinued operations.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of June 30,
	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	342,504	240,775	34,079
Restricted cash	454,931	348,308	49,300
Accounts receivable, net	6,397	2,928	416
Amounts due from related parties (i)	28,070	151,751	21,479
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB2,190,575 and RMB2,137,249 as of March 31, 2020, and June 30, 2020, respectively	404,174	423,483	59,940
Advance to sellers, net	132,526	70,579	9,990
Other receivables, net of provision for credit losses of RMB51,666 and RMB50,901 as of f March 31, 2020, and June 30, 2020, respectively (ii)	287,753	240,584	34,052
Inventory	10,314	11,586	1,640
Prepaid expenses and other current assets	137,148	137,066	19,400
Financial lease receivables, net of provision for credit losses of RMB27,250 and RMB19,859 as of March 31, 2020, and June 30, 2020, respectively	15,048	7,624	1,079
Net assets transferred (iii)	420,000	—	—
Total current assets	2,238,865	1,634,684	231,375

Non-current assets
Property, equipment and software, net	87,558	66,256	9,378
Intangible assets, net	139	93	13
Goodwill	9,541	—	—
Long term investments	276,762	278,525	39,423
Other non-current assets (iv)	—	45,000	6,369
Right-of-use assets, net (v)	34,466	57,254	8,104
Total non-current assets	408,466	447,128	63,287
Total assets	2,647,331	2,081,812	294,662

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings and current portion of long-term borrowings	119,069	50,919	7,207
Accounts payable	132,357	113,464	16,060
Guarantee liabilities, current (vi)	910,949	462,322	65,437
Deposit of interests from consumers and payable to financing partners	25,968	11,103	1,572
Advance from buyers collected on behalf of sellers	110,493	105,303	14,905
Other payables and accruals	1,175,914	879,541	124,491
Deferred revenue	50,348	46,941	6,644
Convertible notes, current (vii)	375,449	386,360	54,686
Amounts due to related parties (viii)	—	9,434	1,335
Operating lease liabilities, current	32,842	8,479	1,200
Liabilities held for sale (ix)	143,009	—	—
Total current liabilities	3,076,398	2,073,866	293,537

Non-current liabilities
Long-term borrowings	234,585	233,000	32,979
Convertible bonds, non-current	1,679,130	1,693,026	239,632
Operating lease liabilities, non-current (v)	1,865	44,451	6,292
Guarantee liabilities, non-current (vi)	—	241,758	34,219
Total non-current liabilities	1,915,580	2,212,235	313,122
Total liabilities	4,991,978	4,286,101	606,659

Shareholders’ deficit
Ordinary shares	581	581	82
Additional paid-in capital	13,036,989	13,032,316	1,844,605
Accumulated other comprehensive income	106,764	108,451	15,350
Accumulated deficit	(15,488,827)	(15,345,478)	(2,172,011)
Total Uxin’s shareholders’ deficit	(2,344,493)	(2,204,130)	(311,974)
Non-controlling interests	(154)	(159)	(23)
Total shareholders’ deficit	(2,344,647)	(2,204,289)	(311,997)

Total liabilities and shareholders’ deficit	2,647,331	2,081,812	294,662

(i) Amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020.

(ii) Other receivables mainly included the remaining consideration receivable of RMB130.0 million from Beijing Hengtai Boche Auction Co. Ltd. due to the divestiture of salvage car related business in January 2020, of which RMB100.0million was received in July 2020.

(iii) Pursuant to the supplemental agreements we entered into with Golden Pacer to divest its loan facilitation related business in April 2020, net assets transferred refered to the pre-transferred net assets of XW Bank as of March 31, 2020. The transaction was completed in April 2020.

(iv) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreeement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(v)  It mainly represented a 5-year lease agreement for our heardquarters office building in Beijing signed in late April 2020.

(vi) We entered into the first supplemental agreement with WeBank in April 2020. Pursuant to the supplemental agreement, WeBank agreed to set a cap on the amount of cash we would use to fulfil our guarantee liabilities with WeBank from 2020 to 2022. As a result, some portion of the contingent guarantee liabilities was deferred and reclassified as as guarantee liabilities, non-current.

(vii) All short-term convertible notes were converted into 136,279,973 Class A ordinary shares on July 23, 2020.

(viii) Amounts due to related parties mainly represented the advertising and markeing expenses payable to 58.com.

(ix) Liabilities held for sales were related to the divestiture of our B2B online used car auction business. The divestiture was completed in April 2020.

* Share-based compensation expenses from continuing operations are as follows:

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
Cost of revenues	—	2,142	303
Sales and marketing	—	5,056	716
General and administrative	26,767	(10,752)	(1,522)
Research and development	309	(1,121)	(159)

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
Loss from continuing operations	(223,178)	(128,363)	(18,169)
Add: Share-based compensation expenses	27,076	(4,675)	(662)
- Cost of revenues	—	2,142	303
- Sales and marketing	—	5,056	716
- General and administrative	26,767	(10,752)	(1,522)
- Research and development	309	(1,121)	(159)

Non-GAAP adjusted loss from continuing operations	(196,102)	(133,038)	(18,831)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
Net loss from continuing operations	(240,805)	(152,400)	(21,571)

Add: Share-based compensation expenses	27,076	(4,675)	(662)
- Cost of revenues	—	2,142	303
- Sales and marketing	—	5,056	716
- General and administrative	26,767	(10,752)	(1,522)
- Research and development	309	(1,121)	(159)

Non-GAAP adjusted net loss from continuing operations	(213,729)	(157,075)	(22,233)

Non-GAAP adjusted net loss from continuing operations per share — basic	(0.24)	(0.18)	(0.02)
Non-GAAP adjusted net loss from continuing operations per share — diluted	(0.24)	(0.18)	(0.02)
Weighted average shares outstanding — basic	882,761,118	891,184,665	891,184,665
Weighted average shares outstanding — diluted	882,761,118	1,179,129,118	1,179,129,118

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.0651 as of June 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.